Exhibit 99.2

INDEX TO FINANCIAL STATEMENTS

Page
BULLISH — UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss) for the three and six months ended June 30, 2025 and 2024	F-2
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024	F-3
Unaudited Condensed Consolidated Statements of Changes in Equity for the three and six months ended June 30, 2025 and 2024	F-5
Unaudited Condensed Consolidated Statements of Cash Flows for the three and six months ended June 30, 2025 and 2024	F-7
Notes to the Unaudited Condensed Consolidated Financial Statements	F-9

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(In thousands, except per share data)

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024
Digital assets sales	4	$58,630,645	$49,578,206	$138,866,802	$129,982,783
Cost of digital assets derecognized	5	(58,615,273)	(49,556,478)	(138,824,914)	(129,932,051)
Other revenues	6	32,292	26,257	52,596	35,623
Change in fair value of digital assets held, net	7	68,409	(99,372)	(178,353)	62,802
Net spread related income and change in fair value of perpetual futures on the Exchange		(1,989)	(4,797)	(5,691)	(9,017)
Change in fair value of investment in financial assets	14	86,359	(738)	14,549	(389)
Administrative expenses	8	(43,017)	(39,662)	(90,203)	(76,419)
Other expenses	9	(17,362)	(16,720)	(32,425)	(26,636)
Finance expense	10	(13,291)	(9,063)	(23,531)	(17,992)
Change in fair value of derivatives		(2,379)	175	(2,379)	(351)
Change in fair value of financial liability at FVTPL	22	(15,250)	6,100	(16,150)	(29,500)
Income/(loss) before income tax		$109,144	$(116,092)	$(239,699)	$(11,147)
Income tax expense	11	(876)	(302)	(655)	(478)
Net income/(loss)		$108,268	$(116,394)	$(240,354)	$(11,625)

Attributable to:
Owners of the Group		107,513	(115,346)	(236,481)	(11,773)
Non-controlling interests		755	(1,048)	(3,873)	148
Net income/(loss)		$108,268	$(116,394)	$(240,354)	$(11,625)

Other comprehensive income/(loss)
Items that will not be subsequently reclassified to profit or loss:
Revaluation of digital assets held as investments		478,689	(175,436)	378,786	429,531
Fair value gain/(loss) on financial liabilities designated as at FVTPL attributable to changes in credit risk	22	(4,350)	(1,450)	1,700	(18,300)
		$474,339	$(176,886)	$380,486	$411,231
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations		1,591	—	2,134	—

Total comprehensive income/(loss)		$584,198	$(293,280)	$142,266	$399,606

Attributable to:
Owners of the Group		576,422	(290,544)	140,104	396,033
Non-controlling interests		7,776	(2,736)	2,162	3,573
Total comprehensive income/(loss)		$584,198	$(293,280)	$142,266	$399,606

Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share
Basic	28	113,215	112,500	113,215	112,500
Diluted	28	115,951	112,500	113,215	112,500
Earnings/(Loss) per share
Basic	28	$0.95	$(1.03)	$(2.09)	$(0.10)
Diluted	28	$0.93	$(1.03)	$(2.09)	$(0.10)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BULLISH

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(In thousands)

	Notes	June 30, 2025	December 31, 2024
		(Unaudited)	(Audited)
ASSETS
Non-current assets
Goodwill	15	$63,458	$61,475
Other intangible assets	15	32,232	33,298
Property and equipment and right-of-use assets	16	14,856	14,118
Deferred tax assets		2,519	2,088
Other assets	17	20,583	22,087
Restricted cash	18	1,968	1,968
Total non-current assets		$135,616	$135,034

Current assets
Digital assets held - inventories	12	$231,870	$573,876
Digital assets held - intangible assets	12	1,957,402	1,878,268
Digital assets held - financial assets	12	106,020	132,649
Loan and other receivables - digital assets	13	310,927	166,388
Derivative financial instruments	25	181	—
Investments in financial assets	14	422,470	86,173
Other assets	17	19,133	21,209
Customer segregated cash		4,138	6,382
Restricted cash	18	16,193	15,893
Cash and cash equivalents	19	35,560	31,540
Total current assets		$3,103,894	$2,912,378

Total assets		$3,239,510	$3,047,412

LIABILITIES
Non-current liabilities
Borrowings from related parties	22	$496,900	$482,450
Convertible redeemable preference shares	20	47,879	47,879
Digital assets loan payable	23	6,111	20,613
Lease liabilities		11,073	10,756
Deferred tax liabilities		12	6
Total non-current liabilities		$561,975	$561,704

BULLISH

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(In thousands)

	Notes	June 30, 2025	December 31, 2024
		(Unaudited)	(Audited)
Current liabilities
Customer segregated cash liabilities		$4,138	$6,382
Borrowings	22	73,173	25,000
Digital assets loan payable	23	273	—
Lease liabilities		4,533	4,246
Other payables	21	44,104	49,421
Total current liabilities		$126,221	$85,049

Total liabilities		$688,196	$646,753

Net assets		$2,551,314	$2,400,659

EQUITY
Share capital and share premium	24	$3,821,537	$3,821,537
Option premium on convertible redeemable preference shares		18,399	18,399
Reserves		1,073,863	858,797
Accumulated deficit		(2,375,625)	(2,309,053)
Total shareholders' equity attributable to the owners of the Group		$2,538,174	$2,389,680

Non-controlling interests		13,140	10,979

Total equity		$2,551,314	$2,400,659

The accompanying notes are an integral part of these condensed consolidated financial statements.

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

(In thousands)

			Option	Reserves
	Share capital	Share premium	premium on convertible redeemable preference shares	Share- based payment reserves	Revaluation reserves for digital assets held as investments	Other reserves	Accumulated deficit	Total equity attributable to the owners of the Group	Non- controlling interests	Total equity
As of April 1, 2024	$225	$3,786,883	$18,399	$72,047	$581,323	$57,129	$(2,544,693)	$1,971,313	$7,157	$1,978,470
Net loss	—	—	—	—	—	—	(115,346)	(115,346)	(1,048)	(116,394)
Other comprehensive loss for the period	—	—	—	—	(173,748)	(1,450)	—	(175,198)	(1,688)	(176,886)
Total comprehensive loss	—	—	—	—	(173,748)	(1,450)	(115,346)	(290,544)	(2,736)	(293,280)
Issuance of shares, including exercise of stock options	—	21,492	—	(21,492)	—	—	—	—	—	—
Equity settled share-based payments	—	—	—	8,900	—	—	—	8,900	—	8,900
Transfer of revaluation gain of digital assets held as investments upon disposal	—	—	—	—	(36,395)		36,395	—	—	—
As of June 30, 2024	$225	$3,808,375	$18,399	$59,455	$371,180	$55,679	$(2,623,644)	$1,689,669	$4,421	$1,694,090

As of April 1, 2025	$226	$3,821,311	$18,399	$74,988	$581,600	$63,672	$(2,601,700)	$1,958,496	$5,364	$1,963,860
Net income	—	—	—	—	—	—	107,513	107,513	755	108,268
Other comprehensive income/(loss) for the period	—	—	—	6	471,718	(2,815)	—	468,909	7,021	475,930
Total comprehensive income/(loss)	—	—	—	6	471,718	(2,815)	107,513	576,422	7,776	584,198
Equity settled share-based payments	—	—	—	3,256	—	—	—	3,256	—	3,256
Transfer of revaluation gain of digital assets held as investments upon disposal	—	—	—	—	(118,562)	—	118,562	—	—	—
As of June 30, 2025	$226	$3,821,311	$18,399	$78,250	$934,756	$60,857	$(2,375,625)	$2,538,174	$13,140	$2,551,314

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(In thousands)

			Option	Reserves
	Share capital	Share premium	premium on convertible redeemable preference shares	Share- based payment reserves	Revaluation reserves for digital assets held as investments	Other reserves	Accumulated deficit	Total equity attributable to the owners of the Group	Non- controlling interests	Total equity
As of January 1, 2024	$225	$3,786,883	$18,399	$68,757	$—	$73,979	$(2,666,797)	$1,281,446	$848	$1,282,294
Net income/(loss)	—	—	—	—	—	—	(11,773)	(11,773)	148	(11,625)
Other comprehensive income/(loss) for the period	—	—	—	—	426,106	(18,300)	—	407,806	3,425	411,231
Total comprehensive income/(loss)	—	—	—	—	426,106	(18,300)	(11,773)	396,033	3,573	399,606
Issuance of shares, including exercise of stock options	—	21,492	—	(21,492)	—	—	—	—	—	—
Equity settled share-based payments	—	—	—	12,190	—	—	—	12,190	—	12,190
Transfer of revaluation gain of digital assets held as investments upon disposal	—	—	—	—	(54,926)	—	54,926	—	—	—
As of June 30, 2024	$225	$3,808,375	$18,399	$59,455	$371,180	$55,679	$(2,623,644)	$1,689,669	$4,421	$1,694,090

As of January 1, 2025	$226	$3,821,311	$18,399	$69,852	$731,838	$57,107	$(2,309,053)	$2,389,680	$10,979	$2,400,659
Net loss	—	—	—	—	—	—	(236,481)	(236,481)	(3,873)	(240,354)
Other comprehensive income for the period	—	—	—	9	372,827	3,750	—	376,586	6,034	382,620
Total comprehensive income/(loss)	—	—	—	9	372,827	3,750	(236,481)	140,105	2,161	142,266
Equity settled share-based payments	—	—	—	8,389	—	—	—	8,389	—	8,389
Transfer of revaluation gain of digital assets held as investments upon disposal	—	—	—	—	(169,909)	—	169,909	—	—	—
As of June 30, 2025	$226	$3,821,311	$18,399	$78,250	$934,756	$60,857	$(2,375,625)	$2,538,174	$13,140	$2,551,314

The accompanying notes are an integral part of these condensed consolidated financial statements.

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(In thousands)

		Six months ended June 30,
	Notes	2025	2024
Cash flows from operating activities
Net income/(loss)		$(240,354)	$(11,625)
Adjustments for:
Interest income	6	(6,026)	(3,139)
Loan interest expense	10	23,000	17,473
Lease interest expense	10	531	519
Net foreign exchange (gain)/loss		(44)	51
Share-based payments expenses	29	8,389	12,190
Depreciation of property and equipment and right-of-use assets	9	3,130	3,271
Amortization of other intangible assets	15	1,173	1,084
Impairment of right-of-use asset	9	—	956
(Gain)/loss from revaluation of digital assets and investments in financial assets at FVTPL, net	7	17,364	(66,930)
Change in fair value of financial liability at FVTPL	22	16,150	29,500
Impairment losses of digital assets	12	148,819	4,868
Operating cash flows before changes in operating assets and liabilities		(27,868)	(11,782)
(Increase)/decrease in other assets		3,019	(4,026)
Increase in deferred tax assets		(431)	(1,216)
(Increase)/decrease in digital assets held - inventories		273,380	(38)
(Increase)/decrease in digital assets held - financial assets		(825,304)	(27,430)
(Increase)/decrease in loan and other receivables - digital assets		593,256	(10,687)
Increase/(decrease) in other payables		(5,273)	(12,348)
Increase/(decrease) in customer segregated cash liabilities		(2,244)	5,526
Increase/(decrease) in deferred tax liabilities		6	(12)
Interest received		4,885	3,139
Net cash provided by/(used in) operating activities		$13,426	$(58,874)

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(In thousands)

		Six months ended June 30,
	Notes	2025	2024
Cash flows from investing activities
Purchase of investment in financial assets		$(1,275)	$—
Proceeds on investment in financial assets		—	161
Purchase of investment in derivative financial instruments		—	(334)
Purchase of property and equipment	16	(250)	(221)
Purchase of digital assets held - intangible assets		(41,664)	(163)
Prepayment on intangible assets		—	(10,001)
Proceeds on disposal of digital assets held - intangible assets		30,448	—
Net cash used in investing activities		$(12,741)	$(10,558)

Cash flows from financing activities
Interest paid	10	(20,639)	(9,227)
Proceeds from borrowings		174,300	25,000
Repayment of borrowings		(149,300)	—
Repayment on lease liabilities		(2,863)	(2,121)
Net cash provided by/(used in) financing activities		$1,498	$13,652

Net increase/(decrease) in cash and cash equivalents, customer segregated cash and restricted cash		2,183	(55,780)
Cash and cash equivalents, customer segregated cash and restricted cash at beginning of the period		55,783	131,526
Effects of exchange rate changes on cash and cash equivalents, customer segregated cash and restricted cash		(107)	—
Cash and cash equivalents, customer segregated cash and restricted cash at end of the period		$57,859	$75,746

Cash and cash equivalents, customer segregated cash and restricted cash consisted of the following:
Customer segregated cash		4,138	5,588
Restricted cash	18	18,161	18,925
Cash and cash equivalents	19	35,560	51,233
Total cash and cash equivalents, customer segregated cash and restricted cash		$57,859	$75,746

Supplemental schedule of non-cash investing and financing activities
Recognition of right-of-use assets against lease liabilities		$3,467	$8,445
Purchase of digital assets held - intangible assets		(35,764,843)	(66,219)
Proceeds on disposal of digital assets held - intangible assets		35,478,545	34,097
Digital asset loan receivables made/(returned), net		28,137	58,261
Digital asset pledged as collateral posted/(returned), net		79,974	52,551
Purchase of investment in financial assets via USDC		(10,116)	(4,602)
Prepayment on intangible assets (made)/returned, net		2,036	(8,043)
Proceeds from borrowings via digital assets		2,326,320	—
Repayment from borrowings via digital assets		(2,303,147)	—
Proceeds from digital assets loan payable via digital assets		216,743	—
Repayments from digital assets loan payable via digital assets		(215,362)	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 General information

Bullish (the “Company”) is an exempted company incorporated and domiciled in the Cayman Islands with limited liability. The Company and its subsidiaries are collectively referred to as “the Group.” These Unaudited Condensed Consolidated Interim Financial Statements are for the three and six months ended June 30, 2025 and 2024.

Prior to July 23, 2024, the Company was majority owned by block.one. Effective July 23, 2024 and August 21, 2024, block.one transferred the majority of the Class A common shares in tranches to certain of its shareholders.

The principal activity of the Group is providing infrastructure and information services. This includes the operations of its subsidiary, Bullish (GI) Limited, which operates a digital asset trading platform (the “Exchange”) and CoinDesk Inc. (“CoinDesk”) which provides digital asset media and information services. On October 9, 2024, the Group completed the acquisition of Crypto Coin Comparison Ltd (“CCData”). Further details on the nature of the Group’s operations and these entities can be found in the Group’s audited consolidated financial statements for the year ended December 31, 2024 (the “Annual Financial Statements”).

The Unaudited Condensed Consolidated Interim Financial Statements are presented in United States dollars, which is the same as the functional currency of the Group.

Operating segments are defined as components of an entity for which separate financial information is available and that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. For the Group, the Chief Executive Officer (“CEO”) serves as the CODM. The CODM reviews financial information presented on a global consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one operating segment and one reportable segment.

Reverse Stock Split and IPO Reorganization

On July 31, 2025, the Company’s Board of Directors approved a reverse stock split of the Company’s Class A common shares, Class B preference shares, and Class C common shares on a 1-for-2 basis (the “Reverse Split”) which became effective on August 1, 2025. Accordingly, all holders of record of Class A common shares and Class B preference shares on August 1, 2025 (no Class C common shares were outstanding on such date), received respectively one issued and outstanding Class A common share and one issued and outstanding Class B preference share of the Company in exchange for two issued and outstanding Class A common shares and two issued and outstanding Class B preference shares of the Company. The Company also redesignated Class A shares as Ordinary shares. No fractional shares were issued in connection with the Reverse Split. All fractional shares created by the Reverse Split were rounded up to the nearest whole number of shares.

All information referencing outstanding shares of the Company, including earnings and loss per share, in the current and comparative periods presented herein give retroactive effect to the Reverse Split.

The following transactions impacting shares, options, and restricted stock units (“RSUs”) in Bullish Global and BMC1 interests occurred in connection with the IPO Reorganization and were adjusted for the effect of the Reverse Split described above. However, the information related to shares, options, and RSUs in Bullish Global and BMC1 interests below are not restated as a result of the Reverse Split.

•     Bullish Global RSUs converted into RSUs of Ordinary Shares on a 1-for-2 basis;

•     Bullish Global options converted into options to acquire Ordinary shares on a 1-for-2 basis with the exercise price for each converted option being twice the pre-conversion exercise price (subject to the same vesting conditions); and

•     Certain conversion rights with respect to the BMC1 equity became effective. These conversion rights, subject to vesting, entitle holders of an aggregate outstanding 13,643,618 units of BMC1 equity to receive 7,075,504 Ordinary shares.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Subsequently, as part of the transaction that, collectively with the Reverse Split and the issuance of Ordinary shares to the third party investor in Bullish Global, we refer to as the "IPO Reorganization," the 2,735,938 issued and outstanding Class B preference shares (post Reverse Split) were mandatorily converted into an equal number of Ordinary shares. The accounting for this conversion involved derecognizing the $47.9 million financial liability associated with the Convertible redeemable preference shares and reclassifying the $18.4 million Option premium on convertible redeemable preference shares equity component; both amounts were transferred to Share capital and share premium.

2 Summary of principal accounting policies

The accounting policies have been consistently applied to the current and prior financial years presented, as are the methods of computation, unless otherwise stated below.

2.1 Basis of preparation

(i) Compliance with IFRS

The Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2025 and 2024, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). The financial statements comply with IFRS as issued by the IASB.

These Unaudited Condensed Consolidated Financial Statements do not include all the information and disclosures required in the Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. For details on principal accounting policies, including but not limited to, principles of consolidation, business combinations, revenue recognition, financial instruments, leases, and taxation, refer to the Annual Financial Statements.

The accounting policies adopted in the preparation of these Unaudited Condensed Consolidated Interim Financial Statements are consistent with those followed in the preparation of the Group’s Annual Financial Statements, except for the adoption of new standards and interpretations effective as of January 1, 2025, and as described below.

(ii) Going concern

The Directors have, at the time of approving the Unaudited Condensed Consolidated Interim Financial Statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the Unaudited Condensed Consolidated Financial Statements.

(iii) Reclassification of digital assets

Effective January 1, 2024, the Group reclassified certain portfolios of digital assets not allocated for market-making purposes from inventory to indefinite-life intangible assets under IAS 38. This reclassification was applied prospectively. Details of this reclassification were provided in the Annual Financial Statements.

(iv) New standard and amendments to standards which are not yet effective

Certain new standards and amendments to IFRS have been issued but are not yet effective for the period ended June 30, 2025, and have not been early adopted by the Group. IFRS 18 “Presentation and Disclosure in Financial Statements” replaces IAS 1 and is effective for annual reporting periods beginning on or after January 1, 2027. The Group is currently assessing the impact of IFRS 18. For other new standards and amendments not yet effective, refer to the Annual Financial Statements.

2.2 Digital assets held - intangible assets and inventories

Prior to December 31, 2023:

Before December 31, 2023, the Group classified all digital assets as inventories under IAS 2, as they were primarily held for the purpose of facilitating market-making activities on the Bullish Exchange. These assets were measured at fair value less costs to sell, with changes in fair value recognized in the Consolidated Statement of Profit or Loss under Change in fair value of digital assets held, net.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Starting from January 1, 2024:

Effective January 1, 2024, the Group reclassified a portion of its existing digital assets, previously classified as inventory measured at fair value less costs to sell, to intangible assets, utilizing the revaluation method as digital assets are traded in active markets. For the purpose of revaluation, fair value is measured by reference to the Company’s principal market at subsequent measurement dates. This change would impact Other comprehensive income/(loss) (“OCI”) as increases in the fair value of these intangible assets are recognized directly in equity under Revaluation reserves for digital assets held as investments. This reserve represents the revaluation adjustment of intangible assets, capturing the change of fair value from their weighted average cost prospectively on or after January 1, 2024. This reclassification is driven by a significant change in the operation of its business, characterized by a substantial reduction in the quantity of digital assets deployed for liquidity provision and market-making activities on the Exchange.

In addition to the reclassification of existing assets, new digital assets acquired from this date will be classified as either intangible assets or inventory, reflecting their intended use within the Group’s updated operational business model framework. This strategic realignment ensures that the Group’s financial reporting accurately reflects the change in the nature of its business operations and asset management practices.

For digital assets classified as intangible assets, if the carrying amount of a digital asset increases as a result of revaluation, the increase is recognized in OCI and accumulated in Equity under Reserves. However, if the increase in the carrying amount of the digital asset reverses a previous revaluation decrease recognized in Net income/(loss), it is recognized in Net income/(loss).

Conversely, if the carrying amount decreases due to revaluation, the decrease is recognized in Net income/(loss). However, if there is a credit balance in the Revaluation reserves for that asset, the decrease is recognized in OCI, reducing the equity under the Revaluation reserves heading.

The cumulative Revaluation reserves included in Equity may be transferred directly to Accumulated deficit when the surplus is realized, either upon the retirement or disposal of the asset. Transfers from Revaluation reserves to Accumulated deficit are not routed through Net income/(loss).

Digital assets held — intangible assets associated with decentralized finance protocols

The Group engages with decentralized finance (“DeFi”) protocols, which are smart contracts designed to perform specific functions, predominantly built on various blockchain platforms. These protocols enable the Group to provide or access liquidity and facilitate the exchange of digital assets directly on the blockchain.

To provide liquidity, the Group deposits or transfers its digital assets to the smart contracts of these DeFi protocols. In return, the Group typically receives protocol-specific digital assets that represent its claims on the underlying digital assets deposited.

Most DeFi protocols have the capability to utilize the Group’s deposited digital assets for various purposes, including lending or trading them with other participants in the DeFi protocol. Upon transferring digital assets to the smart contracts, the Group derecognizes the original digital assets and recognizes the protocol-specific digital assets received in return. The protocol-specific digital assets are classified as intangible assets utilizing the revaluation method as the protocol-specific digital assets are traded in active markets. Upon redeeming the protocol-specific asset for the underlying digital asset, the protocol-specific digital asset is derecognized and the returned digital asset is recognized.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3 Critical accounting judgments and key sources of estimation uncertainty

In preparing these Unaudited Condensed Consolidated Interim Financial Statements, management has made judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, and expense. Actual results may differ from these estimates.

Refer to the Annual Financial Statements for a comprehensive discussion of critical accounting judgments and key sources of estimation uncertainty.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Annual Financial Statements, with the following updates or emphasis for the interim period:

(i) Fair market value of digital assets held

The determination of fair value for digital assets continues to require judgment, particularly in identifying principal markets.

(ii)  Goodwill and Other intangible assets impairment

Management assesses Goodwill for impairment annually or more frequently if indicators exist. Other intangible assets are assessed if indicators of impairment arise. Other intangible assets excludes Digital assets held - intangible assets. No new material indicators of impairment were identified during the three months ended June 30, 2025, that were not already considered in the Annual Financial Statements.

4 Digital assets sales

The following tables summarize the disaggregation of Digital assets sales by venues for the three and six months ended June 30, 2025 and 2024 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
On the Exchange	$58,600,575	$49,569,379	$138,532,869	$129,968,316
On other venues(i)	30,070	8,827	333,933	14,467
Total Digital asset sales	$58,630,645	$49,578,206	$138,866,802	$129,982,783

(i)	Other venues means other exchanges or over-the-counter brokers that were used to purchase or sell digital assets.

For sales of digital assets by the Automated Market Making Instructions (“AMMI”) on the Exchange for the three months ended June 30, 2025 and 2024, digital asset sales of $58,600.6 million and $49,569.4 million, respectively, were recorded based on the value of the digital assets sold at the time the transactions were processed. For the six months ended June 30, 2025 and 2024, digital asset sales of $138,532.9 million and $129,968.3 million were recorded, respectively.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4 Digital assets sales—(continued)

Below is the table of Digital assets sales on the Exchange disaggregated by major geography, based on domicile of the customers, accounting for 10% or more of total Digital assets sales in any of the periods presented (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
British Virgin Islands	$25,641,115	$6,902,019	$43,950,980	$14,759,964
United Kingdom	13,702,655	15,691,314	39,388,615	40,762,303
United Arab Emirates	5,810,781	1,140,080	11,917,325	3,281,200
Cyprus	2,251,957	245,235	10,364,746	585,326
Cayman Islands	2,199,920	1,276,403	4,328,049	3,871,106
Singapore	1,433,338	18,039,979	13,452,532	51,455,251
Netherlands	—	2,402,250	394,788	5,786,544
Rest of the World	7,560,809	3,872,099	14,735,834	9,466,622
Total Digital asset sales	$58,600,575	$49,569,379	$138,532,869	$129,968,316

Below are the tables of Digital assets sales on the Exchange disaggregated by major customers accounting for 10% or more of total Digital assets sales in any of the periods presented (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Customer 7	$16,919,662	$35,518	$19,559,205	$35,518
Customer 3	10,027,341	13,604,649	33,104,795	35,768,905
Customer 6	768,304	17,058,040	12,039,110	48,616,194
Customer 4	1,748,389	6,189,976	9,827,919	6,189,976

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5 Cost of digital assets derecognized

The following table presents the Cost of digital assets derecognized by venue for the three and six months ended June 30, 2025 and 2024 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
On the Exchange	$(58,585,058)	$(49,547,607)	$(138,490,874)	$(129,917,547)
On other venues(i)	(30,215)	(8,871)	(334,040)	(14,504)
Total Cost of digital assets derecognized	$(58,615,273)	$(49,556,478)	$(138,824,914)	$(129,932,051)

(i)	Other venues means other exchanges or over-the-counter brokers that were used to purchase or sell digital assets.

For the three and six months ended June 30, 2025 and 2024, the Exchange recorded Cost of digital assets derecognized based on the carrying value of the digital assets sold from the AMMI on the Exchange which was the fair value of the digital asset at the time it was disposed. The difference between the Digital assets sales and the Cost of digital assets derecognized was the net gain from Digital assets sales arising from trading spread.

6 Other revenues

The following table presents Other revenues by category for the three and six months ended June 30, 2025 and 2024 (in thousands).

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Transaction fee income(i)	$384	$435	$947	$1,020
Subscription and services revenue(ii)	31,908	25,822	51,649	34,603
Total Other revenues	$32,292	$26,257	$52,596	$35,623

(i)	For the three months ended June 30, 2025 and 2024, the Exchange recorded Transaction fee income from peer-to-peer spot trades of $0.3 million and $0.3 million, respectively. For the six months ended June 30, 2025 and 2024, the Exchange recorded Transaction fee income from peer-to-peer spot trades of $0.8 million and $0.6 million, respectively.

(ii)	Includes interest income of $3.4 million and $2.0 million for the three months ended June 30, 2025 and 2024, respectively. Includes interest income of $6.0 million and $3.1 million for the six months ended June 30, 2025 and 2024, respectively.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7 Change in fair value of digital assets held, net

The following table presents the components of the Change in fair value of digital assets held, net for the three and six months ended June 30, 2025 and 2024 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Change in fair value of digital asset inventories, arising from purchase of digital assets on the Exchange	$10,175	$17,478	$28,863	$36,637
Change in fair value of digital asset inventories and financial assets, net of change in fair value of the payable to customers	22,837	(102,120)	(92,430)	37,674
Change in fair value of loan and other receivables - digital assets	54,958	(11,775)	33,558	(8,128)
Change in fair value of digital asset loan payable	(12,830)	1,535	475	1,487
Impairment losses of digital asset held - intangible assets	(6,731)	(4,490)	(148,819)	(4,868)
Total Change in fair value of digital assets held, net	$68,409	$(99,372)	$(178,353)	$62,802

8 Administrative expenses

The following table presents the components of Administrative expenses for the three and six months ended June 30, 2025 and 2024 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Compensation and benefits	$30,059	$35,589	$65,661	$68,020
Legal and professional fees	12,958	4,073	24,542	8,399
Total Administrative expenses	$43,017	$39,662	$90,203	$76,419

9 Other expenses

The following table presents the components of Other expenses for the three and six months ended June 30, 2025 and 2024 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Information technology and software expenses	$5,422	$4,091	$9,969	$8,762
Production expenses	4,809	3,268	7,814	3,293
Advertisement and promotion expenses	2,563	3,029	4,437	3,540
Depreciation of property and equipment and right-of-use assets	1,632	1,752	3,130	3,271
Amortization of intangible assets	557	542	1,173	1,084
Impairment of right-of-use assets	—	956	—	956
Custody fees	368	474	944	822
Others	2,011	2,608	4,958	4,908
Total Other expenses	$17,362	$16,720	$32,425	$26,636

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10 Finance expense

The following table presents the components of Finance expense for the three and six months ended June 30, 2025 and 2024 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Loan interest expense	$13,013	$8,715	$23,000	$17,473
Lease interest expense	278	348	531	519
Total Finance expense	$13,291	$9,063	$23,531	$17,992

Loan interest expense for the three months ended June 30, 2025 and 2024, include expenses related to ongoing financing arrangements detailed in the Annual Financial Statements and the following significant developments in 2025:

Resolution of 2024 loan and new repurchase agreement (February 2025): A loan and security agreement entered into on June 11, 2024 for $25 million matured on February 11, 2025. Subsequently, on February 28, 2025, the Group entered into a repurchase agreement with the same lending entity. This agreement includes monthly interest payments at 9% per annum. See Note 22 for further details.

For details of loan agreements entered into in 2023 with its former ultimate holding company, block.one, where terms are materially unchanged, refer to the Annual Financial Statements and Note 22.

For the three months ended June 30, 2025 and 2024, the Group recognized Loan interest expense of $8.7 million and $8.7 million, respectively, from the loan facility with a related company owned by the major shareholder of the Group. For the six months ended June 30, 2025 and 2024 the Group recognized Loan interest expense of $17.2 million and $17.3 million, respectively, from the loan facility with a related company owned by the major shareholders of the Group. See Note 30 for details.

11 Income tax expense

The following table presents the components of Income tax expense for the three and six months ended June 30, 2025 and 2024 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Current income tax expense	$1,043	$1,435	$1,089	$1,696
Deferred income tax benefit	(167)	(1,133)	(434)	(1,218)
Total Income tax expense	$876	$302	$655	$478

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12 Digital assets held

The tables below present the movement of Digital assets held - inventories and Digital assets held - intangible assets for the three and six months ended June 30, 2025 and 2024 (in thousands).

	Digital assets held - inventories		Digital assets held - intangible assets
	2025	2024	2025	2024
As of March 31,	$192,594	$487,961	$1,608,850	$1,552,326
Reclassification of digital assets from inventories to intangible assets	—	(1)	—	1
Additions	58,640,109	49,611,726	23,617,969	8,544
Disposals	(58,630,645)	(49,578,206)	(23,660,500)	(1,420)
Loan and other receivables made, net(i)	(3,864)	(1,694)	(6,563)	(99,320)
Net settlement of Investments in financial assets	—	—	(74,312)	—
Revaluation	33,676	(84,729)	478,689	(175,436)
Impairment losses	—	—	(6,731)	(4,490)
As of June 30,	$231,870	$435,057	$1,957,402	$1,280,205

	Digital assets held - inventories		Digital assets held - intangible assets
	2025	2024	2025	2024
As of January 1,	$573,876	$1,289,346	$1,878,268	$—
Reclassification of digital assets from inventories to intangible assets	—	(928,691)	—	928,691
Additions	138,593,422	129,984,516	35,806,508	66,219
Disposals	(138,866,802)	(129,982,783)	(35,508,993)	(34,097)
Loan and other receivables made, net(i)	(5,817)	(1,747)	(119,115)	(100,669)
Net settlement of Investments in financial assets	—	—	(329,233)	(4,602)
Revaluation	(62,809)	74,416	378,786	429,531
Impairment losses	—	—	(148,819)	(4,868)
As of June 30,	$231,870	$435,057	$1,957,402	$1,280,205

(i)	The net repayment or proceeds from Loan and other receivables made, net, accounts for the net amount of collateral pledged or returned, excluding the repayment of interest income recognized during the period. The receipt of interest is recorded under Additions.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12 Digital assets held—(continued)

The tables below present the movement of Digital assets held - financial assets for the three and six months ended June 30, 2025 and 2024 (in thousands):

	Digital assets held - financial assets
	2025	2024
As of March 31,	$131,938	$269,170
Additions/(disposals), net	578,338	(47,115)
Loan and other receivables made, net(i)	(600,133)	34,851
Net settlement of Investments in financial assets	—	—
Net settlement of perpetual contracts	(3,459)	(7,965)
Revaluation	(664)	87
As of June 30,	$106,020	$249,028

	Digital assets held - financial assets
	2025	2024
As of January 1,	$132,649	$253,663
Additions/(disposals), net	552,810	20,205
Loan and other receivables made, net(i)	(579,305)	(8,991)
Net settlement of Investments in financial assets	10,116	—
Net settlement of perpetual contracts	(9,492)	(15,744)
Revaluation	(758)	(105)
As of June 30,	$106,020	$249,028

(i)	The net repayment or proceeds from Loan and other receivables accounts for the net amount of collateral pledged or returned, excluding the repayment of interest income recognized during the period. The receipt of interest is recorded under Additions/(disposals), net.

The table below presents the breakdown of Digital assets held - financial assets by venue (in thousands):

	June 30, 2025	December 31, 2024
Digital financial assets held on the Exchange wallets	76,656	67,514
Digital financial assets held on the non-Exchange wallets	29,364	65,135
Total Digital assets held - financial assets	$106,020	$132,649

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12 Digital assets held—(continued)

The table below presents the implied units and carrying amount of digital assets, denominated in units and US dollars, for Digital assets held - inventories, Digital assets - intangible assets, and Digital assets - financial assets (in thousands):

	June 30, 2025		December 31, 2024
	Units	Fair Value	Units	Fair Value
BTC(i)	19.56	$2,105,197	22.70	$2,143,529
ETH(i)	11.55	28,512	61.65	208,862
Stablecoins(ii)		120,046		206,551
Others(iii)		41,537		25,851
Total Digital assets held - inventories, intangible assets, and financial assets		$2,295,292		$2,584,793

(i)	BTC and ETH balances presented include tokens that are wrapped such as Aave cbBTC (226 units valued at $24 million as of June 30, 2025 and none as of December 31, 2024), wBTC (157 units valued at $17 million as of June 30, 2025, 248 units valued at $23 million as of December 31, 2024) and weETH (53 units valued at $0.2 million as of June 30, 2025, 48 units valued at $0.2 million as of December 31, 2024).

(ii)	Stablecoins are a digital asset intended to maintain a stable value by tracking a reference asset, such as USD, typically on a one-to-one basis.

(iii)	Any digital asset that individually represents less than 5% of the digital asset balance presented is grouped together as Others.

13 Loan and other receivables - digital assets

The tables below present the movement of Loan and other receivables - digital assets for the three and six months ended June 30, 2025 and 2024 (in thousands):

	Loan and other receivables - digital assets
	2025	2024
As of March 31,	$262,616	$66,589
Digital asset loan receivables made/(repaid), net	(4,335)	13,509
Digital asset pledged as collateral made/(repaid), net	(4,163)	52,551
Interest	1,851	103
Revaluation gain/(loss)	54,958	(11,775)
As of June 30,	$310,927	$120,977

	Loan and other receivables - digital assets
	2025	2024
As of January 1,	$166,388	17,696
Digital asset loan receivables made, net	28,137	58,261
Digital asset pledged as collateral made, net	79,974	52,551
Interest	2,870	597
Revaluation gain/(loss)	33,558	(8,128)
As of June 30,	$310,927	120,977

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Group provides collateralized digital asset loans via margin lending services and credit line facilities. The maximum exposure to credit risk is the carrying value. As of June 30, 2025 and December 31, 2024, the net exposure after considering collateral was zero. No significant change in fair value attributable to credit risk was noted for the three and six months ended June 30, 2025 and 2024.

The following table presents Loan and other receivables - digital assets by type of underlying digital asset provided, denominated in units and US dollars, as of June 30, 2025 and December 31, 2024 (in thousands). Amounts totalling less than 5% of the outstanding balance are aggregated in the Others line:

	June 30, 2025		December 31, 2024
	Units	Fair Value	Units	Fair Value
BTC	1.03	$111,753	0.80	$74,901
ETH	0.70	1,723	0.42	1,427
Stablecoins(i)		24,801		20,500
Others		969		—
Total Digital assets - credit line facility and other lending arrangements		$139,246		$96,828

BTC	0.08	$8,559	0.00	$236
ETH	0.34	834	0.58	1,977
Stablecoins(i)		1,192		19,446
Others		221		277
Total Digital assets - margin lending services		$10,806		$21,936

BTC	1.50	$160,875	0.50	$47,624
Total Digital assets - pledged as collateral		$160,875		$47,624

BTC	2.61	$281,187	1.30	$122,761
ETH	1.04	2,557	1.00	3,404
Stablecoins(i)		25,993		39,946
Others		1,190		277
Total Loan and other receivables - digital assets		$310,927		$166,388

(i)	Stablecoins are a digital asset intended to maintain a stable value by tracking a reference asset, such as USD, typically on a one-to-one basis.

For the three and six months ended June 30, 2025 and 2024, there were no cumulative changes in the allowance for expected credit losses of Loan and other receivables - digital assets that were recognized in the Unaudited Condensed Consolidated Statement of Profit or Loss.

See Note 26(e) for the fair value hierarchy based on the degree to which the fair value is observable.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14 Investments in financial assets

The table below presents the fair value of Investments in financial assets by investment type (in thousands):

	June 30, 2025	December 31, 2024
BTC funds	$229,248	$35,365
CD20 funds	134,412	40,598
Other digital assets funds	57,571	10,110
Other Investments in financial assets	1,239	100
Total Investments in financial assets	$422,470	$86,173

As of June 30, 2025, the Group held digital assets exchange-traded funds and private funds valued at $421.2 million (December 31, 2024: $86.1 million) as well as equity investments valued at $1.2 million (December 31, 2024: $0.1 million).

15 Goodwill and Other intangible assets

The table below presents the carrying value of Goodwill and Other intangible assets (in thousands):

	June 30, 2025	December 31, 2024
Domain	$1,336	$1,336
Customer relationships(i)	6,607	6,920
Trademarks(i)	24,289	25,042
Total Other intangible assets	32,232	33,298

Goodwill	$63,458	$61,475

(i)	Customer relationships and Trademarks were acquired as part of business combinations and are amortized on a straight-line based over their estimated useful lives (14 years for Customer relationships, 12 to 16 years for Trademarks). Amortization for the three months ended June 30, 2025 and 2024 was $0.6 million and $0.5 million, respectively. Amortization for the six months ended June 30, 2025 and 2024 was $1.2 million and $1.1 million, respectively.

16 Property and equipment and right-of-use assets

The table below presents the carrying value of Property and equipment and right-of-use assets (in thousands):

	June 30, 2025	December 31, 2024
Computers and equipment	$741	$735
Furniture and fixtures	779	898
Leasehold improvements	644	720
Right-of-use assets (i)	12,692	11,765
Total Property and equipment and right-of-use assets	$14,856	$14,118

(i)	The Group leases office premises with lease terms ranging from 2 to 12 years. Refer to Note 26 for maturity analysis of Lease liabilities.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17 Other assets

The table below presents the components of current and non-current Other assets (in thousands):

	June 30, 2025	December 31, 2024
Non-current assets
Deposits	$1,294	$970
Other receivables	334	249
Finance lease receivables	739	824
Prepayments	18,216	20,044
Total Other assets (non-current)	$20,583	$22,087

Current assets
Accounts receivable	$6,711	$9,146
Finance lease receivables	251	333
Prepayments	8,024	8,616
Other receivables	4,147	3,114
Total Other assets (current)	$19,133	$21,209

As of June 30, 2025 and December 31, 2024 the carrying values of current Other assets approximated their fair values.

18 Restricted cash

As of June 30, 2025, current Restricted cash primarily related to deposits for insurance policies of $16.2 million (December 31, 2024: $15.9 million) and non-current Restricted cash primarily related to guarantees for lease agreements of $2.0 million (December 31, 2024: $2.0 million).

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19 Cash and cash equivalents

The table below presents the components of Cash and cash equivalents (in thousands):

	June 30, 2025	December 31, 2024
Cash at banks	$27,711	$28,231
Cash on the Exchange at banks	3,762	3,300
Cash held in brokers	4,087	9
Total Cash and cash equivalents	$35,560	$31,540

As of June 30, 2025 and December 31, 2024, the carrying values of Cash and cash equivalents approximated their fair values.

20 Convertible redeemable preference shares

As of June 30, 2025, and December 31, 2025 the outstanding Convertible redeemable preference share liability totaled $47.9 million. As of June 30, 2025 and December 31, 2024, 2,735,938 shares remained unredeemed.

Effective August 1, 2025, as part of the IPO Reorganization, all 2,735,938 issued and outstanding Class B preference shares were mandatorily converted into an equal number of Ordinary shares. The accounting for this conversion involved derecognizing the $47.9 million financial liability and reclassifying the $18.4 million equity component. Both amounts were transferred to Share capital and share premium.

21 Other payables

The table below presents the components of Other payables (in thousands):

	June 30, 2025	December 31, 2024
Accrued compensation and benefits	$8,983	$16,072
Accrued expenses	12,524	8,153
Other payables	5,212	3,443
Deferred income	5,939	9,504
Tax payables	1,580	1,705
Loan interest payable to the related party(i)	8,669	8,764
Amounts due to related parties(i)	1,197	1,780
Total Other payables	$44,104	$49,421

(i) For additional details regarding transaction with related parties see Note 30.

As of June 30, 2025 and December 31, 2024, the carrying values of Other payables approximated their fair values.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22  Borrowings from related parties and Borrowings

The table below presents the components of the Borrowings from related parties and Borrowings (in thousands):

	June 30, 2025	December 31, 2024
Unsecured Borrowings from related parties at FVTPL(i)	$496,900	$482,450

Secured Borrowings at amortized cost	$73,173	$25,000

Borrowings from related parties (non-current)	$496,900	$482,450
Borrowings (current)	$73,173	$25,000

(i) See Note 30 for additional details

Borrowings from related parties

Borrowings from related parties includes an unsecured loan from a related party. Borrowings includes a secured loan, a secured credit facility, and secured borrowings from DeFi protocols. Significant new financing or material changes to existing facilities during the three and six months ended June 30, 2025, are described in Note 10. For details of facilities existing at December 31, 2024, where terms are materially unchanged, refer to the Annual Financial Statements.

For the three months ended June 30, 2025, the amount of Fair value gain/(loss) on financial liabilities designated as at FVTPL attributable to changes in credit risk associated with the Borrowings from related parties was $(4.4) million (June 30, 2024: $(1.5) million) and the remaining Change in fair value of financial liability at FVTPL was $(15.3) million (June 30, 2024: $6.1 million).

For the six months ended June 30, 2025, the amount of Fair value gain/(loss) on financial liabilities designated as at FVTPL attributable to changes in credit risk associated with the Borrowings from related parties was $1.7 million (June 30, 2024: $(18.3) million) and the remaining Change in fair value of financial liability at FVTPL was $(16.2) million (June 30, 2024: $(29.5) million).

New credit facility (January 2025): On January 31, 2025, the Group entered into a credit facility agreement with another lending entity. The Group was required to provide USD or digital assets as collateral for the loan. A mandatory top-up event is triggered if the collateral posted falls below the required value, and the Group is required to deposit additional collateral into the collateral account to address the shortfall. On April 22, 2025, $100 million was drawn from this credit facility, the loan was fully repaid on April 23, 2025.

Resolution of 2024 loan and new repurchase agreement (February 2025): On June 11, 2024, the Group entered into the Loan and Security Agreement with a lending entity for a principal amount of $25 million, bearing interest at 10% per annum, with interest paid monthly and the principal due at maturity. Per the agreement, the Group was required to maintain BTC as collateral. If the loan-to-value (LTV) ratio exceeded 60%, a mandatory top-up event would have been triggered, requiring the Group to deposit additional BTC or USD to reduce the LTV ratio to 50% or less. The loan matured on February 11, 2025.

On February 28, 2025, the Group entered into the Repurchase Agreement with the same lending entity. Under this new agreement, the Group transferred a specified amount of BTC with a nominal value of $125 million to the entity for a purchase price of $50 million. This arrangement carries an interest rate of 9% per annum, payable monthly. The Group is obligated to repurchase the BTC on February 28, 2026. If the market value of the transferred BTC falls below a 200% margin, the Group must transfer additional BTC to restore the margin to 200%.

Other borrowings from DeFi protocols

The Group borrows stablecoins, which are classified as Digital assets held - financial assets, from DeFi protocols to access liquidity for its operations. These Borrowings are over collateralized by digital assets and are subject to automatic liquidation if the value of the collateral falls below the required maintenance levels. Interest rates are variable and are determined by the algorithmic supply and demand within each protocol.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23  Digital assets loan payable

The table below presents the components of Digital assets loan payable (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Unsecured borrowing at FVTPL
Beginning of period	$20,843	$6,212	$20,613	$6,164
Loan repayment	(15,135)	—	(15,135)	—
Revaluations (gain)/loss	403	(1,535)	633	(1,487)
As of end of June 30,	$6,111	$4,677	$6,111	$4,677

Secured borrowing at FVTPL
Beginning of period	$36,123	$—	$—	$—
Loan drawdown	132,189	—	216,743	—
Loan repayment	(180,466)	—	(215,362)	—
Revaluations (gain)/loss	12,427	—	(1,108)	—
As of end June 30,	$273	$—	$273	$—

Digital assets loan payable (non-current)	$6,111	$4,677	$6,111	$4,677
Digital assets loan payable (current)	$273	$—	$273	$—

For details of unsecured Digital assets loan payable arrangements existing as of December 31, 2024, where terms are materially unchanged, refer to the Annual Financial Statements.

The Group borrows stablecoins, which are classified as Digital assets - financial instruments, from DeFi protocols to access liquidity for its operations. These Borrowings are secured and are over collateralized by digital assets and are subject to automatic liquidation if the value of the collateral falls below required maintenance levels. Interest rates are variable and determined by the algorithmic supply and demand within each protocol.

24  Share capital and share premium

The table below presents the number of authorized shares and their associated par values:

	Shares	$'s
Authorized Ordinary shares of $0.002 each
Class A Ordinary shares	500,000,000	1,000
Class B preference shares	125,000,000	250
Class C common shares	125,000,000	250
As of June 30, 2025 and June 30, 2024	750,000,000	1,500

Effective August 1, 2025, in association with the IPO Reorganization, all holders of record of Class A common shares and Class B preference shares (no Class C common shares were outstanding on such date), received respectively one issued and outstanding Class A common share and one issued and outstanding Class B preference share of the Company in exchange for two issued and outstanding Class A common shares and two issued and outstanding Class B preference shares of the Company. The Company also redesignated Class A shares as Ordinary shares.

As of June 30, 2025 and June 30, 2024, the number of shares issued and outstanding were 113,214,765 and 112,500,003, respectively.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25  Derivative financial instruments

The table below presents details regarding Derivative financial instruments (in thousands):

	June 30, 2025	December 31, 2024
Derivative financial instruments (assets)
Digital currency perpetual contracts - carrying amount	$181	$—
Derivative financial instruments (liabilities)
Digital currency perpetual contracts - carrying amount	$—	$—
Total notional amount
Digital currency perpetual contracts	$165,105	$38,626

The notional amount of Derivative financial instruments primarily represents the perpetual futures contracts that the Group offers to eligible customers on the Exchange. Derivative financial instruments are held as trading derivatives that are not designated in hedge accounting relationship.

26  Financial risk management

The Group’s major instruments include Loan and other receivables - digital assets, Convertible redeemable preference shares, Borrowings, Borrowings from related parties, Digital assets loan payable, and other amounts due to related parties. Details of the financial instruments are disclosed in their respective notes and in the Annual Financial Statements. The risks associated with these instruments include market risk (currency risk, interest rate risk and other price risk), credit risk, liquidity risk, loss of access risk, irrevocability, hard fork, and air drop risks, and regulatory oversight risk. The approaches on how to mitigate these risks are set out below. The Group manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

(a)    Credit risk

Refer to the Annual Financial Statements for a comprehensive discussion of credit risk. Credit risk primarily arises from Cash and cash equivalents, Loan and other receivables - digital assets, and Other receivables. For Loan and other receivables - digital assets and Other receivables, the Group continues to monitor collateral levels and borrower performance. As of June 30, 2025 and December 31, 2024, the allowance for expected credit losses was not material.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26  Financial risk management—(continued)

(b)     Liquidity risk

The Group monitors its liquidity requirements to ensure sufficient funds are available. The following tables present the contractual maturity analysis for financial liabilities as of June 30, 2025 and December 31, 2024 (in thousands):

	Less than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total undiscounted cash flow	Carrying amount as of June 30, 2025
June 30, 2025
Accrued compensation and benefits	$8,983	$—	$—	$8,983	$8,983
Accrued expenses	12,524	—	—	12,524	12,524
Other payables	5,212	—	—	5,212	5,212
Lease liabilities	4,756	11,026	1,138	16,920	15,606
Digital assets loan payable	609	6,523	—	7,132	6,384
Borrowings	110,673	561,520	—	672,193	570,073
Convertible redeemable preference shares(i)	—	47,879	—	47,879	47,879
Customer segregated cash liabilities	4,138	—	—	4,138	4,138
Tax payables	1,580	—	—	1,580	1,580
Amounts due to related parties	1,197	—	—	1,197	1,197
Loan interest payable to the related party	8,669	—	—	8,669	8,669
	$158,341	$626,948	$1,138	$786,427	$682,245

(i)	As part of the IPO Reorganization, the Convertible redeemable preference shares were mandatorily converted into Ordinary shares. The accounting for this conversion involved derecognizing the $47.9 million financial liability associated with the Convertible redeemable preference shares. This amount was transferred to Share capital and share premium.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26  Financial risk management—(continued)

(b)    Liquidity risk—(continued)

	Less than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total undiscounted cash flow	Carrying amount as of December 31, 2024
December 31, 2024
Accrued compensation and benefits	$16,072	$—	$—	$16,072	$16,072
Accrued expenses	8,153	—	—	8,153	8,153
Other payables	3,443	—	—	3,443	3,443
Lease liabilities	6,180	13,455	616	20,251	15,002
Digital assets loan payable	1,134	22,564	—	23,698	20,613
Borrowings	60,059	598,184	—	658,243	507,450
Convertible redeemable preference shares(i)	—	47,879	—	47,879	47,879
Customer segregated cash liabilities	6,382	—	—	6,382	6,382
Tax payables	1,705	—	—	1,705	1,705
Amounts due to related parties	1,780	—	—	1,780	1,780
Loan interest payable to the related party	8,764	—	—	8,764	8,764
	$113,672	$682,082	$616	$796,370	$637,243

(i)	As part of the IPO Reorganization, the Convertible redeemable preference shares were mandatorily converted into Ordinary shares. The accounting for this conversion involved derecognizing the $47.9 million financial liability associated with the Convertible redeemable preference shares. This amount was transferred to Share capital and share premium.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26  Financial risk management—(continued)

(c)     Regulatory oversight risk

Regulatory changes or actions may restrict the use of digital assets or the operation of digital asset networks or exchanges in a manner that adversely affects investments held by the Group. The Group consistently engages with external legal counsel and regulatory advisors to understand any updates on the regulatory landscape that may impact our business.

(d)     Market risk

Market risk is the potential for loss resulting from unfavorable market movements, which can arise from changes in various market factors as follows:

(i)            Price risk of digital assets

The Group is exposed to price risk associated with its holdings of digital assets, primarily BTC and ETH. The prices of digital assets are subject to significant volatility and are influenced by numerous factors. These include, but are not limited to: global supply and demand dynamics, interest and exchange rates, inflation or deflation, and broader political and economic conditions.

The Group's exposure to price risk primarily arises from its direct holdings of digital assets and certain intercompany receivables, both of which are measured at fair value. Management actively monitors market conditions and potential exposure to mitigate these risks.

(ii)            Interest rate risk

The Group is exposed to interest rate risk, specifically the risk associated with changes in rate on interest bearing financial assets including cash balances deposited at financial institutions. The Group manages its interest rate risk through regular assessments of the existing interest rate environment, the current outlook, and the potential impact of any changes in rate.

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the reporting date. A 50 basis point increase or decrease represents management's assessment of the reasonable possible change in interest rate.

If interest rates had been 50 basis points higher or lower with all other variables were held constant, the Group's profit for the three months ended June 30, 2025 would have been $0.8 million (June 30, 2024: $1.1 million) lower/higher.

(iii)            Currency risk

The Group is exposed to exchange rate fluctuation risk as a result of operating in multiple jurisdictions with different operating currencies. Financial assets and financial liabilities are primarily denominated in the functional currency of the respective company. Overall currency risk of the Group is minimal and no sensitivity analysis is presented.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26  Financial risk management—(continued)

(e)     Fair value estimation

The fair value hierarchy levels and valuation techniques are consistent with those applied in the Annual Financial Statements.

The following tables present the Group’s digital assets and financial liabilities that are measured at fair value (in thousands):

	Level 1	Level 2	Level 3	Total
As of June 30, 2025
Assets
Investments in financial assets	$—	$422,470	$—	$422,470
Digital assets held - inventories	231,870	—	—	231,870
Digital assets held - intangible assets	1,957,402	—	—	1,957,402
Digital assets held - financial assets	106,020	—	—	106,020
Loan and other receivables - digital assets	—	310,927	—	310,927
Derivative financial instruments	—	181	—	181
	$2,295,292	$733,578	$—	$3,028,870

Liabilities
Borrowings from related parties	$—	$—	$496,900	$496,900
Digital assets loan payable	—	6,384	—	6,384
	$—	$6,384	$496,900	$503,284

	Level 1	Level 2	Level 3	Total
As of December 31, 2024
Assets
Investments in financial assets	$—	$86,173	$—	$86,173
Digital assets held - inventories	573,876	—	—	573,876
Digital assets held - intangible assets	1,878,268	—	—	1,878,268
Digital assets held - financial assets	132,649	—	—	132,649
Loan and other receivables - digital assets	—	166,388	—	166,388
	$2,584,793	$252,561	$—	$2,837,354

Liabilities
Borrowings from related parties	$—	$—	$482,450	$482,450
Digital assets loan payable	—	20,613	—	20,613
	$—	$20,613	$482,450	$503,063

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26  Financial risk management—(continued)

(d)     Fair value estimation—(continued)

The following table presents a reconciliation of Level 3 fair value measurements of financial instruments (in thousands):

	Borrowings from related parties
	2025	2024
As of January 1,	$482,450	$422,750
Fair value change attributable to changes in credit risk	(6,050)	16,850
Change in fair value of financial liability at FVTPL	900	35,600
As of March 31,	$477,300	$475,200
Fair value change attributable to changes in credit risk	4,350	1,450
Change in fair value of financial liability at FVTPL	15,250	(6,100)
As of June 30,	$496,900	$470,550

27  Capital risk management

The Group’s objectives, policies, and processes for managing capital are consistent with those disclosed in the Annual Financial Statements.

28  Earnings/(loss) per share

The table below presents the components of the calculation of the basic and diluted earnings/(loss) per share (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Earnings/(loss)
Earnings/(loss) for the purpose of basic and diluted earnings per share attributable to owners of the Group	$107,513	$(115,346)	$(236,481)	$(11,773)

Weighted average shares outstanding
Weighted average shares outstanding for the purpose of basic earnings/(loss) per share	113,215	112,500	113,215	112,500
Effects of dilutive Convertible redeemable preference shares	2,736	—	—	—
Weighted average shares outstanding for the purposes of diluted earnings/(loss) per share	115,951	112,500	113,215	112,500

In periods where the Company has a net loss, no dilutive shares are included in the calculation for Weighted average shares outstanding as they are considered anti-dilutive. The Company's weighted average number of Convertible redeemable preference shares for the three and six months ended June 30, 2025 and 2024 was 2,735,938.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

29 Share-based payments

The table below presents the components of Share-based payments (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Share-based payments related to employees	$3,256	$8,900	$8,389	$12,083
Share-based payments related to advisor	—	—	—	107
Total Share-based payments	$—	$—	$—	$107

Significant activity during the three and six months ended June 30, 2025 included grants under the 2024 Plan. Refer to the Annual Financial Statements for details of plans existing at December 31, 2024.

In February 2025, the Board of Directors passed a resolution to adopt a new equity incentive plan (the “2024 Plan”). The 2024 Plan allows for the granting of stock options to management, employees, advisors, and other key service providers.

Options under the 2024 Plan may be granted for contractual periods of up to ten years at prices authorized by the Board of Directors. Options granted under the 2024 Plan typically vest ratably on an annual basis over four years and are subject to additional terms and conditions including exercise period, lapse, and forfeiture. In the event of a corporate transaction that results in a change of control or a public listing, the options will be subject to a lock up for a specified period after the triggering event.

The number of options and RSUs and their respective exercise prices presented in the tables below are on a pre-Reverse Split basis and have not been retrospectively adjusted to reflect the Reverse Split. As described in Note 1, these awards were also adjusted as part of the IPO Reorganization.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

29 Share-based payments—(continued)

Equity-settled share plan to employees

In February 2025, the Group granted options to eligible employees of the Group and/or its subsidiaries, employees of block.one and/or its subsidiaries, and other service providers. As of June 30, 2025, a total of 2,318,780 options were granted under the 2024 Plan typically vest ratably on an annual basis over four years and are subject to additional terms and conditions including exercise period, lapse, and forfeiture..

The fair value of the employee and consultancy services received in exchange for the grant of the compensatory equity awards is recognized as an expense with a corresponding increase in share based payment reserve. The total amount to be expensed is determined by reference to the fair value of the options granted. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

Options

The tables below present details of the options activity during the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,
	2025		2024
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of period	11,835,685	$11.79	8,862,019	$12.88
Granted during the period	229,583	$11.99	739,994	$7.00
Forfeited during the period	(472,598)	$8.62	(96,468)	$7.95
Outstanding at the end of period	11,592,670	$8.87	9,505,545	$8.01
Exercisable at the end of period	—		—

	Six months ended June 30,
	2025		2024
	Options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding at beginning of period	9,887,827	$12.88	5,156,493	$18.99
Granted during the period	2,352,837	$11.81	4,601,834	$11.93
Forfeited during the period	(647,994)	$9.48	(252,782)	$11.00
Outstanding at the end of period	11,592,670	$8.87	9,505,545	$8.01
Exercisable at the end of period	—		—

The options outstanding as of June 30, 2025 had a weighted average exercise price of $8.87, and a weighted average remaining contractual life of 8.3 years.

RSUs

The tables below present details of the RSU activity during the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30,
	2025	2024
Outstanding at beginning and end of the period	400,014	402,067

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended June 30,
	2025	2024
Outstanding at beginning of the period	400,014	403,797
Forfeited during the period	—	(1,730)
Outstanding at end of the period	400,014	402,067

2023 Equity-settled share plan to senior management

The tables below present details of the Restricted units and Incentive units outstanding during the periods:

Restricted Units relating to Class A of BMC1

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Outstanding at beginning and end of period	4,787,234	4,787,234	4,787,234	4,787,234

Incentive Units relating to Class B of BMC1

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Outstanding at beginning of period	8,856,384	8,856,384	8,856,384	9,574,468
Cancelled during the period	—	—	—	(718,084)
Outstanding at the end of the period	8,856,384	8,856,384	8,856,384	8,856,384

On August 12, 2025, the Group redesignated 5,136,703 Class B shares to Class A shares of BMC1. The Class A and Class B shares of BMC1 are exchangeable for an aggregate of 7,075,504 Ordinary shares, of which 3,656,923 are vested.

Equity-settled stock option plan to advisor

A summary of advisor option activity for the three and six months ended June 30, 2025 and 2024 is as follows (in thousands except for exercise price):

	Three months ended June 30, 2025		Three months ended June 30, 2024
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of period	—	$—	2,250,000	$5.55
Exercised during the period	—	$—	(2,250,000)	$5.55
Outstanding at the end of period	—	$—	—	$—
Exercisable at the end of period	—		—

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended June 30, 2025		Six months ended June 30, 2024
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding at beginning of period	—	$—	3,625,000	$7.99
Exercised during the period	—	$—	(2,250,000)	$5.55
Forfeited during the period	—	$—	(1,375,000)	$5.55
Outstanding at the end of period	—	$—	—	$—
Exercisable at the end of period	—		—

For the three months ended June 30, 2025 and 2024, the Group recognized total expense of $0 and $0, respectively, related to equity-settled share-based payments to advisor.

For the six months ended June 30, 2025 and 2024, the Group recognized total expense of $0 and $0.1 million, respectively, related to equity-settled share-based payments to advisor.

30  Related party transactions

The table below presents related party transactions entered into during the period (in thousands):

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Other expenses
Services fees charged to a related party (i)	$(241)	$—	$(481)	$—

Finance expense
Loan interest expense charged by related parties/parent entity (ii)	$8,669	$8,669	$17,243	$17,338

The table below presents outstanding balances arising from the above transactions as of June 30, 2025, and December 31, 2024 (in thousands). During the second quarter of 2025, the Company revised the categories used to present outstanding balances arising from related party transactions in order to more clearly align the outstanding balances with their associated financial statement line item. Accordingly, the comparative information for 2024 has been retrospectively reclassified to conform with the revised presentation.

	June 30, 2025	December 31, 2024
Other Payables
Amounts due to related parties (iii)	$1,197	$1,780
Loan interest expense payable to related parties	8,669	8,764

Borrowings from related parties
Loan payable to related parties (ii)	$496,900	$482,450

(i)	In 2024, the Group entered into a service agreement with a company that is wholly owned by a related party, controlled by the major shareholder of the Group, for the use of office spaces and amenities leased by the Group.

(ii)	In 2023, the Group entered into a loan agreement with its parent entity block.one. The Group paid interest to block.one at a per annum interest rate of 7% on a quarterly basis. In 2024, block.one transferred all of its rights and obligations under the loan agreement to a subsidiary of block.one. Subsequently, the majority of shares of the subsidiary were transferred to certain major shareholders of the Group, hence the counterparty of the loan became a related party of the Group. See Note 22 for further details.

(iii)	The outstanding balances with the amounts due to the related parties (formerly the parent entity block.one and its subsidiaries) are unsecured, interest free and repayable on demand.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

31 Commitments and contingencies

The Group entered into loan commitments through the Exchange to provide funds to customers at a future date. These commitments typically have a specified term and may be subject to unconditional cancellation or may remain in effect, contingent upon the satisfaction of all conditions outlined in the related loan agreements. These commitments encompass undrawn credit facilities and represent the Group's intent to provide funds as per the agreed terms and conditions.

In addition, the Group entered into a secured revolving credit facility, committing to provide up to 20 million USDC, with interest accruing daily. The loan must be fully repaid on the same day it is borrowed.

The table below presents the outstanding, undrawn, off-balance sheet financial commitments as of June 30, 2025 and December 31, 2024 (in thousands)

	June 30, 2025	December 31, 2024
Margin lending services	93,129	86,130
Other lending services(i)	75,000	50,000
Total financial commitments	168,129	136,130

(i)	As of June 30, 2025, the total loan facility is $75.0 million, of which $20.0 million is committed. As of December 31, 2024, the total loan facility was $50.0 million, of which $20.0 million was committed.

On December 31, 2022, the Group entered into an agreement with a cloud platform services provider to commit to a minimum total of $30 million in order to receive a discount for their cloud platform related services. The commitment is divided into two periods: Commitment Period 1 and Commitment Period 2. Commitment Period 1 is 24 months long or shorter if the agreement is terminated and requires a minimum commitment of $16 million. Commitment Period 2 is 12 months or shorter if the agreement is terminated after the end of Commitment Period 1 and requires a minimum commitment of $14 million. At the end of each commitment period or upon earlier termination, if the Group fails to meet its minimum commitment for a given period, it will need to make up the difference between the minimum commitment and the fees incurred for cloud platform related services during that period. The Group received a service credit of $3 million for using certain applicable services as of December 31, 2024. The Group is entitled to receive an additional $3 million service credit after having met the $15 million milestone as of June 30, 2025. The Group recognizes the service credit over the commitment period on a straight line basis under Information technology and software expenses within Other expense.

32 Subsequent events

The Group has evaluated subsequent events through September 17, 2025, the date the condensed consolidated financial statements were available for issuance.

(a)	On July 17, 2025, the Group entered into an Assignment of Contract with Step Back Research (“Step Back”), an affiliate of a director and shareholder of Bullish, pursuant to which Step Back assigned to a subsidiary of the Group all rights in the sale contract with respect to the purchase of real estate under development in the Cayman Islands for a purchase price of $4.9 million. The Group agreed to reimburse Step Back for a $1.5 million deposit previously provided to the seller, and to reimburse Step Back for approximately $0.4 million of expenses incurred to date.

(b)	On August 13, 2025, the Group completed its initial public offering on the New York Stock Exchange under the ticker symbol "BLSH." Pursuant to the listing, the Group issued 34,500,000 Ordinary shares to the public, inclusive of the underwriters' options, at a price of $37.00 per share, raising a total of $1,212.7 million in net proceeds. The listing did not alter the existing ownership or voting rights of the Company’s Ordinary shares.